04004915

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50285

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 MM/DD/YY AND ENDING 12/31/2003 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALLEGISONE SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 CORPORATE PLAZA, SUITE 150
(No. and Street)

NEWPORT BEACH (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY A. VIRNICK (949) 706-9345
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CORBIN & COMPANY, LLP
(Name -- *if individual, state last, first, middle name*)

2603 MAIN STREET #600 (Address), IRVINE (City) CA (State) 92614 (Zip Code)

RECEIVED MAR - 1 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 188

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary A. Virnick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AllegisOne Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROL ANN MONAHAN
Commission # 1435010
Notary Public - California
Orange County
My Comm. Expires Aug 15, 2007

Signature

Secretary
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AllegisOne Securities, Inc.

SEC ID. NO. 8-050285

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL SCHEDULE

As of December 31, 2003

with

INDEPENDENT AUDITORS' REPORT THEREON

and

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

CORBIN & COMPANY LLP

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
AllegisOne Securities, Inc.

We have audited the accompanying statement of financial condition of AllegisOne Securities, Inc. (the "Company") as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of AllegisOne Securities, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As disclosed in Note 2, the Company has not yet generated any significant cash flow from operations from its new business plan and has an accumulated deficit of $206,512 at December 31, 2003, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are described in Note 2. The financial statement does not include any adjustments that may result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Corbin & Company, LLP

CORBIN & COMPANY, LLP

Irvine, California
February 4, 2004, except for Note 4,
as to which the date is February 27, 2004

2603 Main Street, Suite 600 • Irvine, California 92614 • Tel: (949) 756-2120 • Fax: (949) 756-9110
www.corbincocpa.com

STATEMENT OF FINANCIAL CONDITION

ASSETS	December 31, 2003
Current assets:	
Cash and cash equivalents	$ 5,189
Prepaids and other	233
	$ 5,422
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current liabilities:	
Accounts payable and accrued expenses	$ 900
Income taxes payable	1,600
Total current liabilities	2,500
Commitments and contingencies	
Stockholder's equity:	
Common stock, no par value; 1,000 shares authorized, issued and outstanding	25,000
Contributed capital	184,434
Accumulated deficit	(206,512)
Total stockholder's equity	2,922
	$ 5,422

NOTE 1 – GENERAL

In 2002, AllegisOne Securities, Inc. (the "Company") was known as Pampel Securities, Inc. On September 30, 2002, all of the outstanding shares of common stock were sold to a new stockholder who subsequently changed the Company's name to North Shore Trading Company . On December 3, 2002, AllegisOne, Inc. acquired all of the outstanding shares of common stock. The Company's name was then changed to AllegisOne Securities, Inc. The Company intends to specialize in securities for the real estate capital markets. Through comprehensive real estate oriented financial and securities services, the Company intends to fulfill investor demands for securitized real estate and mortgage investment opportunities and products. Both institutional and private markets will be served through experienced and specialized advisory, banking, securities and asset management services.

The Company is registered with the Securities and Exchange Commission (the "Commission") as a broker/dealer in securities and is a member of the National Association of Securities Dealers (the "NASD"). The Company is exempt from the provisions of rule 15c 3-3 (pursuant to paragraph k (2) (i) of such rule) under the Securities Exchange Act of 1934, as the Company is an introducing broker/dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker/dealer, and does not hold funds or securities for, or owe money or securities to, customers. Because of such exemptions, the Company is not required to prepare a determination of revenue requirements for brokers and dealers.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Risks, Uncertainties and Concentrations

Net Capital and Aggregate Indebtedness Requirements

The Company must maintain, at all times, minimum net capital of $5,000 or 6-2/3% of Aggregate Indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital of less than 15 to 1, as defined under Commission Rule 15c3-1, "Net Capital Requirements for Broker Dealers." As of December 31, 2003, the Company had net capital of $2,689 and had a ratio of aggregate indebtedness to net capital of 0.9 to 1 at December 31, 2003. Subsequent to December 31, 2003, the stockholder contributed additional capital to the Company so that it complied with the applicable net capital requirement (see Note 4).

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES, continued

Registration

The Company must register with state departments that govern compliance with securities laws in which it does business. The Company will generate a substantial amount of commission income in the state of California. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

Cash and Cash Equivalents

At times, the Company may maintain cash balances in excess of the Federal Deposit Insurance Corporation limits per customer per financial institution. Cash equivalents include highly liquid securities with an original maturity of 90 days or less.

Use of Estimates

In the normal course of preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Customers' securities transactions, and related commission revenue and expense, are recorded on a trade date basis. Other revenue consists of fees for marketing services performed in connection with a dealer-manager agreement. Fees are recognized as services are performed.

Income Taxes

The Company has elected to be treated as a C corporation for income tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes.* A valuation allowance is provided for certain deferred tax assets if it is more likely than not that the Company will not realize tax assets through future operations. At December 31, 2003 and 2002, the Company had no deferred tax assets or liabilities.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES, continued

Liquidity and Risks

The Company has not yet generated any significant cash flow from operations and has an accumulated deficit of $206,512 at December 31, 2003. The Company's ability to continue in existence is dependent on, among other factors, the Company's ability to continue to generate adequate cash flows from operations and from debt and equity financing to fund its operations. The Company has addressed the factors mentioned above by focusing on its business plan to increase its customer base. Management believes that this plan is sufficient to allow the Company to adequately fund its operations through at least December 31, 2004.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Management Fees

The Company is obligated to pay $1,000 monthly in the form of management fees to the stockholder for general and administrative service support (including facilities) provided to the Company. This agreement was formalized beginning on January 1, 2003.

Indemnities and Guarantees

During the normal course of business, the Company has made certain indemnities and guarantees under which it may be required to make payments in relation to certain transactions. These indemnities include certain agreements with the Company's officers, under which the Company may be required to indemnify such person for liabilities arising out of their employment relationship. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. The majority of these indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying financial statements.

NOTE 4 – SUBSEQUENT EVENT

Through February 27, 2004, the Company's stockholder contributed capital of $26,245 to the Company which exceeded their current expenditures, paid and accrued, by $8,904. The contributed capital increases the Company's net capital to approximately $11,593, which is $6,593 in excess of the net capital requirements of Commission Rule 15c3-1, "Net Capital Requirements for Broker-Dealers."

SCHEDULE I – COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934

	As of December 31, 2003
Credits:	
Stockholder's equity	$ 2,922
Deductions:	
Prepaids and other current assets	(233)
Net capital	2,689
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $5,000)	5,000
Net capital deficit*	$ (2,311)
Aggregate indebtedness	$ 2,500
Ratio of aggregate indebtedness to net capital	0.9 to 1

NOTE - A reconciliation of the above net capital with the Company's corresponding unaudited Form X-17a-5, Part IIA is summarized as follows:

Net capital per computation included in the Company's corresponding unaudited Form X-17a-5, Part IIA filing	$ 4,389
Reconciling items:	
Adjustments to loss due to accrued expenses and income taxes	1,700
Net capital per above	$ 2,689

* On February 27, 2004, the Company cured its net capital deficit (see Note 4).

CORBIN & COMPANY LLP

Certified Public Accountants and Business Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
AllegisOne Securities, Inc.

In planning and performing our audit of the statement of financial condition of AllegisOne Securities, Inc. (the "Company") as of December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; or

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

2603 Main Street, Suite 600 • Irvine, California 92614 • Tel: (949) 756-2120 • Fax: (949) 756-9110
www.corbincocpa.com

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Corbin & Company, LLP

CORBIN & COMPANY, LLP

Irvine, California
February 4, 2004, except for Note 4,
as to which the date is February 27, 2004